03037880

Morgan

The Morgan Crucible Company plc

28th November 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:25 28 Nov 2003
Number	6358S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Morgan Crucible Company plc

2. Name of shareholder having a major interest

Schroder Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York 1,397,000 shares; Chase Nominees Limited a/c 03886 677,000 shares; Chase Nominees Limited 983,364 shares; Chase Manhattan Bank 553,800 shares; Nutraco Nominees Ltd a/c GWPPMPS 245,110 shares; State Street Nominees Limited a/c 5H57 890,400 shares; Morgan Nominees Ltd a/c 8002255 2,265,200 shares; Morgan Nominees Ltd a/c CCC 372,000 shares; Morgan Nominees Ltd 1,179,292 shares; Nortrust Nominees Limited 4,995,297 shares; Schroder Nominees Limited 7,462,896 shares; Chase Nominees Limited 4,473,309 shares.

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

Faxed letter dated 27/11/03 received 27/11/03

12. Total holding following this notification

25,494,668

13. Total percentage holding of issued class following this notification

10.987%

14. Any additional information

Not known

15. Name of contact and telephone number for queries

Mr D.J. Coker, Company Secretary tel. 01753 837222

16. Name and signature of authorised company official responsible for making this notification

Mr D.J. Coker

Date of notification

28th November 2003

END